File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2002

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated August 20th., 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: August 20th., 2002

Vitro's CEO reiterates financial discipline and
commitment to the Company strategy

Garza Garcia, N.L. Mexico, August 20th, 2002 - Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA) announced that at an internal meeting today, Federico Sada, Chief Executive Officer of Vitro, reiterated the Company's commitment to the strategy put in place in the last few years, to streamline operations, to focus on the production, manufacturing and distribution of glass products, divest non-core assets and strengthen its financial structure.

"We are very pleased with the progress this management team has made since we established the strategy", said Federico Sada. "Divestiture of non-core businesses has allowed us to restructure and to focus on strengthening our primary business and our financial position."

Jose Domene, Chief Operating Officer, Claudio Del Valle, Chief Financial Officer, and Francisco Romero, General Counsel head Vitro's management team.

Jose Domene, Chief Operating Officer, responsible for the operations of Vitro's three business units: Flat Glass, Glass Containers and Glassware, stated that Vitro will continue to improve its productivity through cost and expense reductions and an increased focus on quality and good service to clients.

In addition, Claudio del Valle, Chief Financial Officer, said Vitro will continue to concentrate on divesting non-core assets, and strengthening the financial position using proceeds from the sale of assets and free cash flow to reduce debt and improve financial ratios.

At the meeting, Federico Sada also asked Juan Orozco, Vice President of Corporate Finance and Treasury, to continue to work closely with the financial community to communicate Vitro's commitment to continue to create value for the company.

Finally, Federico Sada expressed his confidence that the team, which has been implementing Vitro's strategy during the last years, will work with dedication to accomplish the company's goals.

Vitro, S.A. de C.V., through its subsidiary companies, is a major participant in three distinct businesses: flat glass, glass containers, and glassware. Vitro's subsidiaries serve multiple product markets, including construction and automotive glass, wine, liquor, cosmetics, pharmaceutical, food and beverage glass containers, fiberglass, plastic and aluminum containers, glassware for commercial, industrial and consumer uses. Founded in 1909, Monterrey, Mexico-based Vitro has joint ventures with 9 major world-class manufacturers that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries do business throughout the Americas, with facilities and distribution centers in seven countries, and export products to more than 70 countries. Vitro's website can be found at : http://www.vitro.com

For further information, please contact:

(Media Monterrey): Albert Chico Smith Vitro S.A. de C.V. 011 (52) 81 8863-1335 achico@vitro.com	(Media Mexico D.F.): Eduardo Cruz Vitro S.A. de C.V. 011 (52) 55 089-6904 achico@vitro.com	(Financial Community): Rodrigo Collada Vitro S.A. de C.V. 011 (52) 81 8863-1240 rcollada@vitro.com	(US Contacts): Luca Biondolillo / Susan Borinelli Breakstone & Ruth Int. (646) 536-7012 / 7018 Lbiondolillo@breakstoneruth.com sborinelli@breakstoneruth.com